August 26, 2011

Via Edgar

Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, D.C. 20549

Re:	Yongye International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 001-34444

Dear Mr. Shenk:

Yongye International, Inc., a Nevada corporation (the “Company”), is in receipt of the letter issued on August 12, 2011 (the “Staff’s Letter”) regarding the above-referenced filing.

We hereby provide responses to the comments in the Staff’s Letter. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3
Employees, page 18

1.
We note your response to prior comment 1. Please provide disclosure in future filings that the number of full-time manufacturing employees disclosed does not include temporary workers that are hired during peak season. Also in this regard, please tell us the number of workers that are typically hired during your high peak period.

COMPANY RESPONSE:  We note the Staff’s comment and will include such disclosure in future filings.  For the Staff’s information, for the high peak second and third quarters last year, the Company hired a total of 170 temporary workers, although the amount employed in production at any given time depended on the expected level of volume for specific time periods during those peak quarters.  During the past several years, demand for its crop nutrient has expanded significantly and the Company expects significant business growth to continue for the next few years. Accordingly, the foregoing historical numbers may not reflect the level of hiring that it will experience in future growing seasons.

Mr. Lyn Shenk
August 26, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 50

2.	We note your response to prior comment 6. Please provide a discussion in future filings regarding the seasonality of your cash collections cycle similar to the information provided in the response.

COMPANY RESPONSE:  The Staff’s comment is noted.  We will provide a discussion in future filings regarding the seasonality of our cash collections cycle similar to the information provided in our previous response.

Note 8. Intangible Asset, page F-16

3.
We note your response to prior comment 10 and that your determination of the useful life of the customer list was based upon your experience and practice. We are still unclear as to how you determined the appropriateness of nine years based upon your limited experience in renewing or extending contractual periods in similar arrangements. Please provide us with an analysis of the factors and assumptions that support your estimate in light of the absence of historical information, or revise to amortize the list over the customary contract period of three years.

COMPANY RESPONSE:

We determined that a nine-year period to amortize the customer list was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up.  In making this determination, we considered all the factors contained in ASC 350-30-35-3, and the illustrated examples, specifically 9A and 9B, contained in ASC 350-30-55, Implementation Guidance and Illustrations.

As stipulated in ASC 350-30-35-3, the estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a The expected use of the asset by the entity.

Since the implementation of our current distributor model in 2006 (prior to the acquisition of the customer list), we, including our predecessor, have sold substantially all our fulvic-acid based crop and animal nutrient products to provincial level distributors who in turn sell the products to lower level county level distributors or, in certain cases, to retail outlets and farmers.  This strategy was adopted to allow us to more rapidly achieve nationwide coverage and penetrate the vast and highly fragmented rural areas of China.  In most cases, we determine the distributor contract period (typically three years) and our distributors do not negotiate the time period of the contract we choose.

Mr. Lyn Shenk
August 26, 2011

In July 2010, we acquired a list of eight direct customers (sub provincial-level distributors) from our former provincial-level distributor in Hebei province.  As a result, we have been able to sell products directly in Hebei province at a higher price after bypassing the former provincial-level distributor. We expect that the customer list of eight sub provincial-level distributors in Hebei province will contribute directly or indirectly to our future cash flows (through higher selling prices and gross profit) over an estimated period of nine years. The expected benefits of the acquired customer list relate only to those eight distributor customers on that list at the date of acquisition.

b The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

The intangible asset acquired is a customer list, for which there is no other assets or a group of assets to which the useful life of the customer list may relate.  However, for purposes of impairment testing under ASC 360, the customer list is grouped with other long-lived assets, such as property, plant, and equipment, since the cash flows of the customer list are dependent on such assets.

c Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

There are no legal or regulatory provisions that limit the useful life of the customer list or that cause the cash flows and useful life of the customer list to be constrained.  The contract period with our provincial distributors (including sub provincial-level distributors after the acquisition) generally is for a period of three-years.  We enter into three-year period contract instead of a longer period contract with our distributors in order to protect our interests.  That is, we can avoid a long-term commitment with our distributors and at the same time, drive their performance by providing a renewal for another three-year at the end of the contract period to the extent their performance is up to our standard. Due to the success and high demand of our products, we have bargaining power in determining the contract period and in the renewal of the distributor.

Mr. Lyn Shenk
August 26, 2011

d The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

We believe we have historical experience in renewing or extending similar distributor contracts, which is consistent with the intended use of the customer list. This is evidenced by the fact that since 2006, none of our provincial distributors declined to renew the distributors’ contracts.  During the year ended December 31, 2010 and the first six-months ended June 30, 2011, we successfully renewed the contracts of all seven provincial distributors that expired during that year or period without incurring any costs or delays.  Although the renewals were with provincial distributors, we believe the sub provincial-level distributor relationships acquired are similar to our existing provincial distributor relationships.   In particular, the products and the contract period and other pertinent terms (except for pricing) are the same for both provincial and sub provincial-level distributors.

As further discussed below, we also considered, when determining the fair value of the acquired customer list, the assumptions that market participants would make about the renewal or extension of the acquired customer list consistent with the highest and best use of the asset by market participants, adjusted for any entity-specific factors.

e The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

The agriculture industry in China enjoys favorable government policies. In 2010, there was RMB818 billion (US$126 billion) budgeted government spending on agriculture, rural areas and farmers, 14.3% higher than in 2009. According to the 12th Five-Year National Economic and Social Plan (2011-2015) of China, the Chinese government will continue to support the agriculture industry. Increasing the agriculture production capacity and developing high-yield, high-quality and high-efficiency agriculture are the focus of the Chinese government. Given our product's ability to improve fertilizer utilization, increase crop yield, improve product quality, and enhance crop’s drought-resistance, we expect that we will continue to benefit from the Chinese government’s agricultural policy in future years.

Mr. Lyn Shenk
August 26, 2011

Due to the scattered nature of China’s villages, it is necessary to work through local distributors in order to overcome barriers related to geography, local cultures and business networks. To sell to farmers through village retail stores, crop nutrient manufacturers typically work with provincial-level distributors to manage county-level distributors or work directly with county-level distributors.
As a result, we expect the effect of obsolescence, demand, competition, and other economic factors to be minimal.

f The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

We do not expect significant expenditures to renew these contracts in order to obtain the expected future cash flows from the acquired customer list. For the provincial level distributors we renewed during the year ended December 31, 2010 and the six-month period ended June 30, 2011, we incurred no costs to renew the relevant contracts.

Further, ASC 350-30-35-3 states, it is common for an income approach to be used to measure the fair value of an intangible asset. If an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure the fair value of the intangible asset adjusted as appropriate for the entity-specific factors in this paragraph.

We engaged an independent third party valuation firm to help us determine the fair value of the customer list. The fair value of the customer list was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants.  The period of expected cash ﬂows used to measure the fair value of the customer list was nine years.  Without evidence to the contrary, we expect that the acquired customer list will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate.

Accordingly, in light of the absence any other of the entity-speciﬁc factors discussed above, we considered the period of expected cash ﬂows of nine years used to measure the fair value of the customer list was appropriate for purposes of determining the useful life of the customer list.

Mr. Lyn Shenk
August 26, 2011

We will include additional disclosure under ASC 350-30-50-4 consistent with the analysis above in our future filings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning our responses above, or desire any further information or clarification in respect of the 10-K, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Norwood Beveridge, Esq., of Loeb & Loeb LLP at (212) 407-4970, or Daniel Reichman, Esq., of Loeb & Loeb LLP at (212) 407-4179.

Sincerely, /s/ Zishen Wu Zishen Wu Chairman, President and Chief Executive Officer